SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549



                          FORM 11-K





ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934



For the fiscal year ended December 31, 1996


Commission file number 1-3423



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  ENRON CORP. SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         ENRON CORP.
                      1400 Smith Street
                    Houston, Texas  77002

                  ENRON CORP. SAVINGS PLAN


                                                       Page

Independent Auditors' Report                             3

Financial Statements:

  Savings Plan
     Statement of Net Assets Available for Plan
      Benefits as of December 31, 1996                   4
     Statement of Net Assets Available for Plan
      Benefits as of December 31, 1995                   5
     Statement of Changes in Net Assets Available
      for Plan Benefits for the Year Ended
      December 31, 1996                                  6
     Statement of Changes in Net Assets Available
      for Plan Benefits for the Year Ended
      December 31, 1995                                  7
     Statement of Changes in Net Assets Available
      for Plan Benefits for the Year Ended
      December 31, 1994                                  8

Notes to Financial Statements                            9

Signatures                                              16

Consent of Independent Public Accountants               17

11-K Schedules
  Schedules I, II, and III are omitted because the required information is included in the financial statements or the ERISA Schedules

ERISA Schedules
  Item 27a - Schedule of Assets Held for Investment
   Purposes                                           Schedule I
  Item 27d - Schedule of Reportable Transactions      Schedule II

                INDEPENDENT AUDITORS' REPORT


To the Administrative Committee of
Enron Corp. Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Enron Corp. Savings Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Enron Corp. Savings Plan as of December 31, 1996 and 1995 and the changes in net assets available for plan benefits of the Enron Corp. Savings Plan for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year ended December 31, 1996 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                              MIR FOX & RODRIGUEZ

Houston, Texas
May 23, 1997

                                                 ENRON CORP. SAVINGS PLAN

                                           STATEMENT OF NET ASSETS AVAILABLE
                                                   FOR PLAN BENEFITS
                                                   DECEMBER 31, 1996
                                     Enron Oil &              Fidelity     Fidelity    Fidelity  Vanguard
                         Enron Corp. Gas Company Enron Corp.   Equity      Domestic    Overseas  Lifestyle   Loans to      Total
                         Stock Fund   Stock Fund Income Fund Income Fund     Funds       Fund      Funds   Participants  All Funds

ASSETS

SHORT-TERM INVESTMENTS  $  6,087,661 $         - $ 1,621,648 $    42,727 $   100,261 $    9,520 $    7,402 $         - $  7,869,219

INVESTMENTS
  Common Stock of Enron
   Corp.                 308,117,904           -           -           -           -          -          -           -  308,117,904
  Cumulative Second
   Preferred Convertible
   Stock of Enron Corp.   41,211,975           -           -           -           -          -          -           -   41,211,975
  Common Stock of Enron
   Oil & Gas Company               -  23,951,620           -           -           -          -          -           -   23,951,620
  Fixed Income Deposit
   Contracts                       -           -  90,565,033           -           -          -          -           -   90,565,033
  Fidelity Equity Income
   Fund                            -           -           -  27,575,783           -          -          -           -   27,575,783
  Fidelity OTC Fund                -           -           -           -   9,158,580          -          -           -    9,158,580
  Fidelity Balanced Fund           -           -           -           -   3,692,157          -          -           -    3,692,157
  Fidelity Growth & Income
   Fund                            -           -           -           -  19,559,722          -          -           -   19,559,722
  Fidelity Magellan Fund           -           -           -           -  15,864,472          -          -           -   15,864,472
  Fidelity Growth Company
   Fund                            -           -           -           -  16,311,839          -          -           -   16,311,839
  Fidelity Overseas Fund           -           -           -           -           -  6,076,877          -           -    6,076,877
  Vanguard Growth Portfolio        -           -           -           -           -          -  2,421,612           -    2,421,612
  Vanguard Conservative
   Growth Portfolio                -           -           -           -           -          -  1,353,737           -    1,353,737
  Vanguard Moderate Growth
   Portfolio                       -           -           -           -           -          -    928,016           -      928,016
                         349,329,879  23,951,620  90,565,033  27,575,783  64,586,770  6,076,877  4,703,365           -  566,789,327
RECEIVABLES
  Participant contribu-
   tions and loan pay-
   ments                     700,499   1,341,012     396,021     161,394     594,843     68,266     53,657           -    3,315,692
  Employer contribution    1,891,176           -           -           -           -          -          -           -    1,891,176
  Notes receivable from
   participants                    -           -           -           -           -          -          -  18,301,902   18,301,902
  Transfers between
   funds, net             (1,068,702)  2,458,237  (1,939,632)    149,951     257,495     68,368     74,283           -            -
  Accrued income
   receivable                251,548       7,550      35,814         173         406         39         31           -      295,561
     TOTAL                 1,774,521   3,806,799  (1,507,797)    311,518     852,744    136,673    127,971  18,301,902   23,804,331

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS      $357,192,061 $27,758,419 $90,678,884 $27,930,028 $65,539,775 $6,223,070 $4,838,738 $18,301,902 $598,462,877

The accompanying notes are an integral part of these financial statements.


                                                     ENRON CORP. SAVINGS PLAN

                                                STATEMENT OF NET ASSETS AVAILABLE
                                                        FOR PLAN BENEFITS
                                                        DECEMBER 31, 1995


                                        Enron Oil &                Fidelity      Fidelity     Fidelity
                            Enron Corp. Gas Company  Enron Corp.    Equity       Domestic     Overseas    Loans to      Total
                            Stock Fund   Stock Fund  Income Fund  Income Fund      Funds        Fund    Participants  All Funds

ASSETS

SHORT-TERM INVESTMENTS    $  4,074,926  $    77,236  $ 9,332,356  $    26,245  $    57,543  $    4,173  $         -  $ 13,572,479

INVESTMENTS
  Common Stock of Enron
   Corp.                   271,757,402            -            -            -            -           -            -   271,757,402
  Cumulative Second
   Preferred Convertible
   Stock of Enron Corp.     36,433,775            -            -            -            -           -            -    36,433,775
  Common Stock of Enron
   Oil & Gas Company                 -   14,879,736            -            -            -           -            -    14,879,736
  Fixed Income Deposit
   Contracts                         -            -   90,229,266            -            -           -            -    90,229,266
  Fidelity Equity Income
   Fund                              -            -            -   19,628,336            -           -            -    19,628,336
  Fidelity OTC Fund                  -            -            -            -    4,838,972           -            -     4,838,972
  Fidelity Balanced Fund             -            -            -            -    4,347,216           -            -     4,347,216
  Fidelity Growth & Income
   Fund                              -            -            -            -   10,600,946           -            -    10,600,946
  Fidelity Magellan Fund             -            -            -            -   15,383,571           -            -    15,383,571
  Fidelity Growth Company
   Fund                              -            -            -            -    8,596,945           -            -     8,596,945
  Fidelity Overseas Fund             -            -            -            -            -   3,574,420            -     3,574,420
                           308,191,177   14,879,736   90,229,266   19,628,336   43,767,650   3,574,420            -   480,270,585
RECEIVABLES
  Participant contributions
   and loan payments           514,271      741,336      327,055       82,867      252,211      28,735            -     1,946,475
  Notes receivable from
   participants                      -            -            -            -            -           -   17,736,544    17,736,544
  Transfers between funds,
   net                        (461,857)     307,669     (537,326)     340,294      474,202    (122,982)           -             -
  Accrued income receivable    222,573        2,629       14,610          233          515          40            -       240,600
     TOTAL                     274,987    1,051,634     (195,661)     423,394      726,928     (94,207)  17,736,544    19,923,619

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS            $312,541,090  $16,008,606  $99,365,961  $20,077,975  $44,552,121  $3,484,386  $17,736,544  $513,766,683

The accompanying notes are an integral part of these financial statements.


                                                 ENRON CORP. SAVINGS PLAN

                                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                                      FOR PLAN BENEFITS
                                             FOR THE YEAR ENDED DECEMBER 31, 1996


                                   Enron Oil &                Fidelity    Fidelity    Fidelity   Vanguard
                       Enron Corp. Gas Company  Enron Corp.    Equity     Domestic    Overseas   Lifestyle   Loans to      Total
                       Stock Fund   Stock Fund  Income Fund  Income Fund    Funds        Fund      Funds   Participants  All Funds

Participant contribu-
 tions                $  4,987,337 $ 1,389,932  $ 3,855,195  $ 1,836,226 $ 6,339,175 $  758,919 $  335,169 $         - $ 19,501,953
Employer contribution    1,891,176           -            -            -           -          -          -           -    1,891,176
Rollovers from other
 qualified plans        77,871,033     121,374    1,029,173      465,327   2,030,703    118,389    529,587           -   82,165,586
Interest income            570,277     122,907    5,852,285       52,764     156,622     17,796     13,123           -    6,785,774
Dividend income          7,134,792      76,163            -      898,759     864,311     70,663    117,412           -    9,162,100
Realized gains on
 sales of investments,
  net                    4,511,525   1,845,092            -    1,075,056   4,726,844    366,081    177,750           -   12,702,348
Unrealized appreciation
 (depreciation) of
 investments            39,966,992      (6,931)           -    2,608,433   2,851,086    178,154     46,350           -   45,644,084
Transfers between
 funds, net            (28,286,530)  9,053,281    2,781,113    2,976,500   8,185,154  1,469,467  3,821,015           -            -
  Total additions      108,646,602  12,601,818   13,517,766    9,913,065  25,153,895  2,979,469  5,040,406           -  177,853,021

Loans to participants,
 net of repayments        (465,255)     67,565      (11,357)      25,338    (219,219)    26,975     10,595     565,358            -
Participant with-
 drawals               (63,297,867)   (901,405) (22,134,148)  (2,068,072) (3,904,145)  (263,673)  (209,085)          -  (92,778,395)
Other, net                (232,509)    (18,165)     (59,338)     (18,278)    (42,877)    (4,087)    (3,178)          -     (378,432)
  Total deductions     (63,995,631)   (852,005) (22,204,843)  (2,061,012) (4,166,241)  (240,785)  (201,668)    565,358  (93,156,827)

NET INCREASE (DECREASE) 44,650,971  11,749,813   (8,687,077)   7,852,053  20,987,654  2,738,684  4,838,738     565,358   84,696,194
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
  BEGINNING OF PERIOD  312,541,090  16,008,606   99,365,961   20,077,975  44,552,121  3,484,386          -  17,736,544  513,766,683

  END OF PERIOD       $357,192,061 $27,758,419  $90,678,884  $27,930,028 $65,539,775 $6,223,070 $4,838,738 $18,301,902 $598,462,877

The accompanying notes are an integral part of these financial statements.

                                                      ENRON CORP. SAVINGS PLAN

                                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                                          FOR PLAN BENEFITS
                                                 FOR THE YEAR ENDED DECEMBER 31, 1995


                                         Enron Oil &                Fidelity      Fidelity    Fidelity
                            Enron Corp.  Gas Company  Enron Corp.    Equity       Domestic    Overseas     Loans to       Total
                            Stock Fund    Stock Fund  Income Fund  Income Fund      Funds       Fund     Participants   All Funds

Participant contributions  $  4,948,827  $ 1,334,435  $ 4,376,017  $ 1,457,782  $ 2,971,523  $  591,527  $         -  $ 15,680,111
Rollovers from other
 qualified plans             92,708,200       45,554      500,389      140,151    1,119,509      98,834            -    94,612,637
Interest income               1,101,173      100,505    6,016,747       59,273       99,648      17,592            -     7,394,938
Dividend income               6,712,984       69,149            -      418,250      367,208      38,605            -     7,606,196
Realized gains on sales
 of investments, net          9,379,219    2,695,570            -    1,261,408    2,261,473      89,300            -    15,686,970
Unrealized appreciation of
 investments                 53,110,909      783,574            -    2,425,313    2,831,764     128,140            -    59,279,700
Transfers between funds,
 net                        (49,551,536)   1,891,261   18,009,015    4,287,042   25,060,935     303,283            -             -
  Total additions           118,409,776    6,920,048   28,902,168   10,049,219   34,712,060   1,267,281            -   200,260,552

Loans to participants,
 net of repayments           (2,587,270)     (21,684)     390,211       49,272     (100,233)     44,284    2,225,420             -
Participant withdrawals     (60,092,119)    (979,892) (22,550,534)  (1,463,943)  (1,288,550)   (108,024)           -   (86,483,062)
Other, net                     (225,476)     (11,549)     (71,669)     (14,485)     (32,140)     (2,514)           -      (357,833)
  Total deductions          (62,904,865)  (1,013,125) (22,231,992)  (1,429,156)  (1,420,923)    (66,254)   2,225,420   (86,840,895)

NET INCREASE                 55,504,911    5,906,923    6,670,176    8,620,063   33,291,137   1,201,027    2,225,420   113,419,657
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
  BEGINNING OF PERIOD       257,036,179   10,101,683   92,695,785   11,457,912   11,260,984   2,283,359   15,511,124   400,347,026

  END OF PERIOD            $312,541,090  $16,008,606  $99,365,961  $20,077,975  $44,552,121  $3,484,386  $17,736,544  $513,766,683

The accompanying notes are an integral part of these financial statements.

                                                       ENRON CORP. SAVINGS PLAN

                                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                                           FOR PLAN BENEFITS
                                                  FOR THE YEAR ENDED DECEMBER 31, 1994


                                         Enron Oil &                 Fidelity      Fidelity    Fidelity
                            Enron Corp.  Gas Company   Enron Corp.    Equity       Domestic    Overseas     Loans to       Total
                            Stock Fund    Stock Fund   Income Fund  Income Fund      Funds       Fund     Participants   All Funds

Participant contributions  $  4,392,129  $ 1,283,749  $  4,581,648  $ 1,529,576  $ 1,584,582  $  352,732  $         -  $ 13,724,416
Rollovers from other
 qualified plans             46,513,545      261,516     1,554,772      256,865    1,782,978     312,836            -    50,682,512
Interest income                 542,300       60,332     5,741,577       45,325       34,631      10,339            -     6,434,504
Dividend income               5,998,734       47,579             -      351,046      124,365           -            -     6,521,724
Realized gains on sales of
 investments, net             2,381,446      141,230             -      677,331      147,248      35,377            -     3,382,632
Unrealized appreciation
 (depreciation) of
 investments                 10,464,267     (705,409)            -     (980,952)    (537,273)    (98,989)           -     8,141,644
Transfers between funds,
 net                         (4,254,979)   2,920,001    (7,323,671)  (2,140,776)   8,987,758   1,811,667            -             -
  Total additions            66,037,442    4,008,998     4,554,326     (261,585)  12,124,289   2,423,962            -    88,887,432

Loans to participants,
 net of repayments           (3,880,429)    (226,335)     (843,277)    (192,052)    (250,059)    (60,839)   5,452,991             -
Participant withdrawals     (37,996,208)    (756,031)  (16,218,332)  (1,099,591)    (606,594)    (78,463)           -   (56,755,219)
Other, net                     (222,071)     (10,710)     (138,920)     (22,280)      (6,652)     (1,301)           -      (401,934)
  Total deductions          (42,098,708)    (993,076)  (17,200,529)  (1,313,923)    (863,305)   (140,603)   5,452,991   (57,157,153)

NET INCREASE (DECREASE)      23,938,734    3,015,922   (12,646,203)  (1,575,508)  11,260,984   2,283,359    5,452,991    31,730,279
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
  BEGINNING OF PERIOD       233,097,445    7,085,761   105,341,988   13,033,420            -           -   10,058,133   368,616,747

  END OF PERIOD            $257,036,179  $10,101,683  $ 92,695,785  $11,457,912  $11,260,984  $2,283,359  $15,511,124  $400,347,026

The accompanying notes are an integral part of these financial statements.

                  ENRON CORP. SAVINGS PLAN

                NOTES TO FINANCIAL STATEMENTS



1. SUMMARY OF THE PLAN

   Enron Corp. ("Enron") offers eligible employees the opportunity to participate in the Enron Corp. Savings
   Plan ("Savings Plan").  Participation in the Savings
   Plan is voluntary and an eligible employee may participate the first day of the month following employment. However, an individual whose conditions of employment are governed by a collective bargaining agreement shall not be considered an employee for this purpose unless the collective bargaining agreement provides otherwise. The Savings Plan is subject to the provisions of the Employee Retirement Income Security
   Act of 1974 ("ERISA") and the Internal Revenue Code of
   1986, as amended (the "Code").

   From January, 1, 1994 through December 31, 1995, participants in the Savings Plan could allocate their contributions to one or more of the following funds:

     Enron Corp. Stock Fund
     Enron Oil & Gas Company ("EOG") Stock Fund
     Enron Corp. Income Fund
     Fidelity Equity Income Fund
     Fidelity OTC Fund
     Fidelity Balanced Fund
     Fidelity Growth & Income Fund
     Fidelity Magellan Fund
     Fidelity Growth Company Fund
     Fidelity Overseas Fund

   As of January 1, 1996, three additional investment options were added: Vanguard Growth Portfolio, Vanguard
   Conservative Growth Portfolio and Vanguard Moderate
   Growth Portfolio.

   The Savings Plan provides for daily account valuations as well as daily changes in contribution percentages, investment choices and transfers between funds, subject to certain limitations.

   Participants who are not considered to be "highly compensated" as set forth in the Code may contribute amounts up to 14% of their normal pay on an after-tax or before-tax basis, or any combination thereof, up to the 14% maximum.

   Participants who are considered to be "highly compensated" may contribute amounts up to 11% of their normal pay. Contributions may be made on an after-tax or before-tax basis, or any combination thereof, up to a maximum of 11%. However, the maximum for before-tax contributions is limited to 8% subject to a maximum contribution amount of $9,500 for the plan year 1996
   (and is adjusted annually thereafter to reflect changes in the cost of living).

   The Savings Plan permits participants to borrow up to 50% of the market value of their accounts, subject to certain limitations. Generally, notes receivable from participants must be repaid within five years. The
   Savings Plan is qualified under Section 401(a) of the Code; withdrawals, distributions, and loans to participants are limited as specified by the Code and related Internal Revenue Service ("IRS") regulations.

   Number of Participants

   The following is a summary of participants in the Savings Plan:

                                          December 31,
                                          1996    1995

   Enron Corp. Stock Fund                5,870   5,626
   Enron Oil & Gas Company Stock Fund    1,769   1,524
   Enron Corp. Income Fund               3,346   3,762
   Fidelity Equity Income Fund           2,023   1,735
   Fidelity Domestic Funds               6,930   4,797
   Fidelity Overseas Fund                  975     686
   Vanguard Lifestyle Funds                632       -

   The total number of participants in the Savings Plan at December 31, 1996 is 7,246 and is less than the sum of the number of participants shown above because many were participating in more than one fund.

2. ACCOUNTING POLICIES

   In accordance with the provisions of the Savings Plan, the financial records and participants' annual valuations are determined on the accrual basis and the investments are presented at market value. Security transactions are recorded as of the trade date. The common stock owned by the Savings Plan is carried in each of the individual participants' accounts at cost.
   The market value of the Enron and EOG stock funds is determined by the closing price of such common stock as quoted in the listing of the New York Stock Exchange
   Composite Transactions as of the financial statement dates. The fixed income deposit contracts are valued at cost plus interest earned as of the financial statement dates. The market value of the Fidelity and Vanguard mutual funds is based upon the net asset value of each such individual fund as of the financial statement date.
   The market value of the Enron Corp. Cumulative Second
   Preferred Convertible Stock (the Preferred Stock) is based upon the market value of the equivalent number of Enron Corp. common shares into which the Preferred Stock is convertible (see Note 3).

   In accordance with rules established by the Department of Labor, amounts recorded in the financial statements as realized gain or loss on the sale of assets are determined by comparing the sales proceeds to the market value of the assets at the beginning of the plan year or the purchase price, if purchased during the year ("ERISA
   Cost").

   Repayments of loans by participants are reinvested in the Savings Plan based upon the participant's investment election at the time of repayment; therefore, loans are shown as being a receivable of the Savings Plan rather than a receivable of a particular investment fund.
   Additionally, the Savings Plan recognizes unrealized appreciation (depreciation) representing the increase
   (decrease) in the market value over the prior year market value of its investments.


3. INVESTMENTS

   Employee contributions to the Savings Plan are invested as designated by the employee.

   Effective January 1, 1994, the Savings Plan was amended to permit the Enron Corp. Stock Fund to hold shares of the Preferred Stock in addition to Enron Corp. common stock. The Preferred Stock is convertible into Enron
   Corp. common stock at a fixed rate of 13.652 common shares for each preferred share. Participants in the Enron Corp. Stock Fund receive an equivalent annual preferred stock dividend in an amount equal to or greater than the dividend on the common stock. During
   1994, the Plan exchanged shares of Enron Corp. common stock for 70,000 shares of Preferred Stock at the fixed exchange rate of 13.652 common shares for each preferred share. Distributions from the Enron Corp. Stock Fund continue to be made in shares of Enron Corp. common stock or in cash.

   Fixed income investments are provided by deposit contracts with insurance companies and banks which provide both a guaranteed annual rate of interest and a return of principal at cost as long as withdrawals are in accordance with provisions of the Savings Plan. This type of contract is frequently referred to as a "guaranteed investment contract," or "GIC."
   Negotiations are on a bid basis generally arranged to offer maturities averaging three years. The Enron Corp.
   Income Fund was managed by Fidelity Management Trust
   Company through December 31, 1995 and by Dwight Asset
   Management Company beginning January 1, 1996.  At
   December 31, 1995 and 1996, the interest rates ranged from 4.55% to 7.63%.

   The Fidelity mutual funds are managed by Fidelity
   Investments, a registered investment advisor.

   The Vanguard mutual funds are managed by The Vanguard
   Group, a registered investment advisor.

4. ROLLOVERS FROM OTHER QUALIFIED PLANS

   During 1995 and 1996, participants in the Savings Plan transferred approximately $90.0 million and $77.0 million, respectively, by means of direct trust-to-trust transfers from the Enron Corp. Employee Stock Ownership
   Plan to the Savings Plan.

5. FEDERAL INCOME TAXES

   No provision for Federal income taxes is required since the Savings Plan is a qualified plan under Section
   401(k) and its related trust is tax-exempt under Section
   501(a) of the Code. A favorable determination letter, dated March 5, 1996, was received from the IRS stating that the plan, as amended and restated through December
   31, 1994, is a qualified plan and its related trust is tax-exempt. The Savings Plan has been amended since receiving the determination letter. However, the Savings Plan's administrator and tax counsel believe that the Savings Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

   Enron may deduct for Federal income tax purposes the amount of its contributions to the Savings Plan, and neither such contributions to the Savings Plan nor the income of the funds will be taxable to a participant as income prior to the time that such participant receives a distribution thereof from the Savings Plan. A participant is not taxed on his tax deferred contributions to the Savings Plan until the participant receives a distribution thereof from the Savings Plan.
   The participant's taxability is in accordance with the Code. Generally, the Code imposes on distributions from the Savings Plan made to a participant before age 59
   1/2, death, or disability, a penalty tax equal to 10% of the amount of the distribution that is includable in the participant's gross income.

6. WITHDRAWALS

   When a participant terminates employment with Enron, such participant may elect to receive a distribution of the balance in his account in the form of a cash payment, except that distributions from the Enron or EOG stock funds may be in the form of a cash payment or in shares of Enron or EOG stock.

7. TRUSTEE

   Northern Trust Company ("Northern") serves as the
   Trustee of the Savings Plan. Enron and the Savings Plan participants pay all of the administrative expenses of the Savings Plan.

8. REALIZED GAINS ON SALES OF INVESTMENTS, NET

   A summary of the realized gains (losses) on sales of investments is presented below.

                                                   ERISA         Realized
                                   Proceeds         Cost      Gains/(Losses)
   Year Ended December 31, 1996
     Enron Corp. Stock Fund      $ 88,300,154   $ 83,788,629   $ 4,511,525
     Enron Oil & Gas Company
      Stock Fund                   40,239,108     38,394,016     1,845,092
     Fidelity Equity Income
      Fund                          6,193,824      5,118,768     1,075,056
     Fidelity OTC Fund              3,055,133      1,982,874     1,072,259
     Fidelity Balanced Fund         3,163,330      3,214,912       (51,582)
     Fidelity Growth & Income
      Fund                          6,704,112      5,719,664       984,448
     Fidelity Magellan Fund        10,181,101      8,259,808     1,921,293
     Fidelity Growth Company
      Fund                          4,818,673      4,018,247       800,426
     Fidelity Overseas Fund         2,339,605      1,973,524       366,081
     Vanguard Growth Portfolio      2,297,373      2,168,567       128,806
     Vanguard Conservative
      Growth Portfolio                824,429        798,339        26,090
     Vanguard Moderate Growth
      Portfolio                       550,511        527,657        22,854
                                 $168,667,353   $155,965,005   $12,702,348

                                                   ERISA        Realized
                                    Proceeds        Cost     Gains/(Losses)
   Year Ended December 31, 1995
     Enron Corp. Stock Fund      $ 79,949,997   $70,570,778   $ 9,379,219
     Enron Oil & Gas Company
      Stock Fund                   18,302,620    15,607,050     2,695,570
     Fidelity Equity Income Fund    3,498,486     2,237,078     1,261,408
     Fidelity OTC Fund              1,048,595       658,750       389,845
     Fidelity Balanced Fund         2,069,729     2,152,409       (82,680)
     Fidelity Growth & Income
      Fund                          1,660,717     1,216,028       444,689
     Fidelity Magellan Fund         2,116,322     1,125,914       990,408
     Fidelity Growth Company Fund   1,205,890       686,679       519,211
     Fidelity Overseas Fund         1,683,292     1,593,992        89,300
                                 $111,535,648   $95,848,678   $15,686,970

                                                  ERISA         Realized
                                   Proceeds        Cost      Gains/(Losses)

   Year Ended December 31, 1994
     Enron Corp. Stock Fund      $38,765,919   $36,384,473     $2,381,446
     Enron Oil & Gas Company
      Stock Fund                   2,020,075     1,878,845        141,230
     Fidelity Equity Income Fund   5,941,877     5,264,546        677,331
     Fidelity OTC Fund               405,430       415,432        (10,002)
     Fidelity Balanced Fund        1,189,699     1,245,178        (55,479)
     Fidelity Growth & Income
      Fund                           863,561       748,030        115,531
     Fidelity Magellan Fund        1,491,689     1,425,597         66,092
     Fidelity Growth Company Fund    587,863       556,757         31,106
     Fidelity Overseas Fund          750,903       715,526         35,377
                                 $52,017,016   $48,634,384     $3,382,632

9. FIDELITY DOMESTIC FUNDS

   For presentation in the accompanying financial statements, results for the Fidelity OTC Fund, Balanced
   Fund, Growth & Income Fund, Magellan Fund and Growth
   Company Fund have been combined under the heading
   Fidelity Domestic Funds. Significant activity for each individual fund is as follows:

   Year Ended December 31, 1996
                                                             Growth &
                                      OTC       Balanced      Income
                                      Fund        Fund         Fund

   Contributions                  $  832,191   $  475,883   $1,629,233
   Rollovers                         251,080       63,657      731,139
   Interest and dividend income       89,020      214,079      307,721
   Realized gains (losses)         1,072,259      (51,582)     984,448
   Unrealized appreciation
    (depreciation)                   382,983      161,734    1,667,462
   Transfers between funds, net    2,433,754   (1,185,552)   4,925,624
   Loans to participants, net        (31,687)     (55,642)     (48,788)
   Participant withdrawals          (907,975)    (523,293)    (253,294)
   Other, net                         (6,141)      (2,447)     (12,960)
     Net Increase (Decrease)      $4,115,484   $ (903,163)  $9,930,585

                                                   Growth
                                    Magellan       Company
                                      Fund          Fund        Totals

   Contributions                 $ 1,861,836   $ 1,540,032   $ 6,339,175
   Rollovers                         436,934       547,893     2,030,703
   Interest and dividend income      265,340       144,773     1,020,933
   Realized gains (losses)         1,921,293       800,426     4,726,844
   Unrealized appreciation
    (depreciation)                  (438,682)    1,077,589     2,851,086
   Transfers between funds, net   (2,645,465)    4,656,793     8,185,154
   Loans to participants, net        (59,544)      (23,558)     (219,219)
   Participant withdrawals        (1,185,967)   (1,033,616)   (3,904,145)
   Other, net                        (10,493)      (10,836)      (42,877)
     Net Increase                $   145,252   $ 7,699,496   $20,987,654

   Year Ended December 31, 1995
                                                            Growth &
                                     OTC        Balanced      Income
                                     Fund         Fund         Fund

   Contributions                 $  321,196   $  363,576   $  670,899
   Rollovers                        107,280      125,762      278,149
   Interest and dividend income      10,433      148,153      148,943
   Realized gains (losses)          389,845      (82,680)     444,689
   Unrealized appreciation          170,126      332,664    1,131,850
   Transfers between funds, net   3,003,872    1,788,994    5,892,573
   Loans to participants, net        (9,525)     (30,731)     (14,733)
   Participant withdrawals         (120,982)    (236,718)    (336,970)
   Other, net                        (3,522)      (3,156)      (7,795)
     Net Increase                $3,868,723   $2,405,864   $8,207,605

                                                 Growth
                                    Magellan     Company
                                      Fund         Fund        Totals

   Contributions                 $ 1,083,232   $  532,620   $ 2,971,523
   Rollovers                         435,179      173,139     1,119,509
   Interest and dividend income      108,520       50,807       466,856
   Realized gains (losses)           990,408      519,211     2,261,473
   Unrealized appreciation           815,699      381,425     2,831,764
   Transfers between funds, net    8,616,680    5,758,816    25,060,935
   Loans to participants, net        (22,843)     (22,401)     (100,233)
   Participant withdrawals          (434,545)    (159,335)   (1,288,550)
   Other, net                        (11,353)      (6,314)      (32,140)
     Net Increase                $11,580,977   $7,227,968   $33,291,137

   Year Ended December 31, 1994
                                                             Growth &
                                     OTC        Balanced      Income
                                     Fund         Fund         Fund

   Contributions                 $  168,199   $  264,664   $  325,527
   Rollovers                        118,774      325,712      410,015
   Interest and dividend income      12,275       66,049       46,212
   Realized gains (losses)          (10,002)     (55,479)     115,531
   Unrealized depreciation          (10,002)    (124,398)    (133,641)
   Transfers between funds, net     850,020    1,637,082    2,007,318
   Loans to participants, net       (29,310)     (50,300)     (55,464)
   Participant withdrawals          (85,931)     (92,748)    (116,572)
   Other, net                          (622)      (1,264)      (1,302)
     Net Increase                $1,013,401   $1,969,318   $2,597,624

                                                Growth
                                   Magellan     Company
                                     Fund         Fund        Totals

   Contributions                 $  591,595   $  234,597   $ 1,584,582
   Rollovers                        664,493      263,984     1,782,978
   Interest and dividend income      18,403       16,057       158,996
   Realized gains (losses)           66,092       31,106       147,248
   Unrealized depreciation         (194,454)     (74,778)     (537,273)
   Transfers between funds, net   3,325,728    1,167,610     8,987,758
   Loans to participants, net       (93,993)     (20,992)     (250,059)
   Participant withdrawals         (219,188)     (92,155)     (606,594)
   Other, net                        (2,525)        (939)       (6,652)
     Net Increase                $4,156,151   $1,524,490   $11,260,984

10. VANGUARD LIFESTYLE FUNDS

   For presentation in the accompanying financial statements, results for the Vanguard Growth Portfolio, Conservative Growth Portfolio and Moderate Growth
   Portfolio have been combined under the heading Vanguard
   Lifestyle Funds. Significant activity for each individual fund is as follows:

   Year Ended December 31, 1996
                                          Conservative   Moderate
                                Growth       Growth       Growth
                               Portfolio    Portfolio    Portfolio     Totals

   Contributions              $  228,923   $   34,214    $ 72,032   $  335,169
   Rollovers                     370,242       83,331      76,014      529,587
   Interest and dividend
    income                        63,055       37,061      30,419      130,535
   Realized gains                128,806       26,090      22,854      177,750
   Unrealized appreciation
    (depreciation)                39,442      (17,560)     24,468       46,350
   Transfers between funds,
    net                        1,740,551    1,301,923     778,541    3,821,015
   Loans to participants,
    net                            8,489        3,830      (1,724)      10,595
   Participant withdrawals       (42,628)    (106,455)    (60,002)    (209,085)
   Other, net                     (1,665)        (908)       (605)      (3,178)
     Net Increase             $2,535,215   $1,361,526    $941,997   $4,838,738

                         SIGNATURES



   Pursuant to the requirements of the Securities Exchange
Act of 1934, members of the Administrative Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


ENRON CORP. SAVINGS PLAN


By:  Philip J. Bazelides
     Philip J. Bazelides
     Chairman of the Administrative Committee



June 23, 1997

          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Annual Report on Form 11-K of the Enron Corp. Savings Plan into the Company's previously filed Form S-8 Registration
Statement Nos. 33-13397 (Enron Corp. Savings Plan) and 33-
34796 (Enron Corp. Savings Plan) and 33-52261 (Enron Corp.
Savings Plan).



                              MIR FOX & RODRIGUEZ

Houston, Texas
June 23, 1997

                                                                ERISA SCHEDULE I
                                                                  EIN 47-0255140
                                                                    PLAN NO. 333

                            ENRON CORP. SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996

                               (c)DESCRIPTION OF INVESTMENT
                                                    SHARES OR  MATURITY  INTEREST
(a) (b)ISSUER                                       PAR VALUE    DATE      RATE       (d)COST    (e)MARKET VALUE

SHORT-TERM INVESTMENTS:
  NORTHERN TRUST      COLLECTIVE STOCK INDEX FUND   7,856,404                      $  7,856,404    $  7,856,404
  SEI                             STABLE ASSET FUND    12,815                            12,815          12,815
     TOTAL                                                                         $  7,869,219    $  7,869,219

COMMON STOCKS:
* ENRON CORP.         COMMON STOCK                  7,144,763                       $98,105,096    $308,117,904
* ENRON CORP.         CUMULATIVE SECOND PREFERRED
                       CONVERTIBLE STOCK               70,000                        20,181,998      41,211,975
* ENRON OIL & GAS
   COMPANY            COMMON STOCK                    948,579                        23,694,905      23,951,620
  FIDELITY            EQUITY INCOME FUND              643,843                        23,392,125      27,575,783
  FIDELITY            OTC FUND                        279,993                         8,600,065       9,158,580
  FIDELITY            BALANCED FUND                   262,227                         3,475,489       3,692,157
  FIDELITY            GROWTH & INCOME FUND            636,502                        17,131,815      19,559,722
  FIDELITY            MAGELLAN FUND                   196,708                        15,844,845      15,864,472
  FIDELITY            GROWTH COMPANY FUND             403,160                        14,939,032      16,311,839
  FIDELITY            OVERSEAS FUND                   197,045                         5,844,594       6,076,877
  VANGUARD            GROWTH PORTFOLIO                177,018                         2,382,170       2,421,612
  VANGUARD            MODERATE GROWTH PORTFOLIO        71,551                           903,548         928,016
  VANGUARD            CONSERVATIVE GROWTH PORTFOLIO   111,511                         1,371,298       1,353,737
     TOTAL                                                                         $235,866,980    $476,224,294

*Designates party-in-interest



                                                                ERISA SCHEDULE I
                                                                  EIN 47-0255140
                                                                    PLAN NO. 333

                            ENRON CORP. SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996

                               (c)DESCRIPTION OF INVESTMENT
                                         SHARES OR   MATURITY  INTEREST
(a) (b)ISSUER                            PAR VALUE     DATE      RATE     (d)COST   (e)MARKET VALUE

FIXED INCOME DEPOSIT CONTRACTS:
  ALLSTATE            GA-5826           $ 4,382,058   6/30/98   6.30%   $ 4,382,058   $ 4,382,058
  CANADA LIFE         CONTRACT P-45770   12,295,988   1/03/97   4.98%    12,295,988    12,295,988
                                                      6/30/97
  J.P. MORGAN         Enron-02            3,745,751  10/15/98   6.98%     3,745,751     3,745,751
  JOHN HANCOCK MUTUAL
   LIFE INSURANCE CO. GAC 7374            7,106,659   3/31/00   6.49%     7,106,659     7,106,659
  LINCOLN NATIONAL    GA-9597             7,239,527  10/10/97   4.55%     7,239,527     7,239,527
  NEW YORK LIFE       GA-30282            4,910,248  12/31/98   6.04%     4,910,248     4,910,248
  PEOPLES SECURITY    BDA00149TR-1        8,029,121   5/15/01   7.77%     8,029,121     8,029,121
  PEOPLES SECURITY    BDA00149TR-2        3,865,616  11/15/00   7.22%     3,865,616     3,865,616
  PEOPLES SECURITY    BDA00149TR-5        3,843,151   9/01/03   7.63%     3,843,151     3,843,151
  PEOPLES SECURITY    BDA00437FR          8,333,062   6/30/99   7.33%     8,333,062     8,333,062
  PRINCIPAL MUTUAL    4-20383             4,322,805   9/18/00   6.30%     4,322,805     4,322,805
  PROTECTIVE LIFE     GA-1206             4,187,523   3/31/98   6.20%     4,187,523     4,187,523
  PROVIDENT LIFE AND
   ACCIDENT INSURANCE 627-5578            4,973,613   1/31/99   5.21%     4,973,613     4,973,613
  SUNLIFE OF CANADA
   INSURANCE          S-0885-G           10,013,471   6/30/00   5.42%    10,013,471    10,013,471
  TRANSAMERICA
   OCCIDENTAL LIFE    51362                  32,472  12/15/01   6.10%        32,472        32,472
  TRANSAMERICA        51313-00            3,283,968  12/31/99   6.15%     3,283,968     3,283,968
     TOTAL                                                              $90,565,033   $90,565,033

LOANS TO PARTICIPANTS:
  PLAN PARTICIPANTS LOANS  Interest rate at prime plus one              $         -   $18,301,902


                                                          ERISA SCHEDULE II
                                                             EIN 47-0255140
                                                               PLAN NO. 333

                         ENRON CORP. SAVINGS PLAN

              ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE YEAR ENDED DECEMBER 31, 1996


                        (b)DESCRIPTION OF ASSET
                                         NUMBER OF    (c)PURCHASE    (d)SELLING     (j)NET GAIN/
(a)IDENTITY OF PARTY                    TRANSACTIONS     PRICE          PRICE           (LOSS)

NORTHERN TRUST        COLLECTIVE STOCK
                       INDEX FUND
                         PURCHASES          177       $143,035,192
                         SALES              183        148,708,050   $148,708,050   $         -

ENRON CORP.           COMMON STOCK
                         PURCHASES           24         43,531,134
                         SALES               41         24,944,814     88,562,274    63,617,460

ENRON OIL & GAS CO.   COMMON STOCK
                         PURCHASES           69         47,823,737
                         SALES               73         36,461,744     40,239,107     3,777,363


NOTE: This schedule is a listing of series of transactions in the same security which exceeded 5% of the market value of Plan assets held on January 1, 1996, which totaled $513,766,683. The trustee initiates and consummates all investment transactions. There were no reportable single transactions which exceed 5% of the market value of Plan assets held on January 1, 1996. There were no reportable broker transactions.